SPINNAKER ETF TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

April 20, 2017

VIA EDGAR
==========
Ms. Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Fieldstone Merlin Dynamic Large Cap Growth ETF Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF Fieldstone UVA Dividend Value ETF
(File No. 811-22398)

Dear Ms. Younis:
We are submitting this letter on behalf of Spinnaker ETF Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the written comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the Registrant's Form N-1A.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.
Comment.  You have indicated on the facing page that this filing is proposed to become effective on April 24, 2017 pursuant to paragraph (a)(2) of Rule 485 In addition, you have included a delaying amendment on the facing page. Rule 485 is used to file post-effective amendments to a registration statement. Since this is the initial registration statement, Rule 485 is not available. Please remove the 485 effectiveness disclosure accordingly.

Response.  The filing has been revised as requested.
2.
Comment.  The information related to the Investment Advisory Agreement in the introductory paragraph under the Fees and Expenses of the Fund heading should be moved to a footnote. Information related to OBP should be moved to Item 9 Disclosure. Please note that General Instruction C.3.b. to Form N-1A states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Response.  The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

3.
Comment.  The second paragraph under the Fees and Expenses of the Fund heading should be moved to precede the Example table. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Response.  The filing has been revised as requested.
4.
Comment.  Provide a completed fee table, including footnotes, if any. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Response.  The filing has been revised as requested.
5.	Comment. Please provide a completed Example. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.
Response.  The filing has been revised as requested.
6.
Comment.  Instruction 5 to Item 3 of Form N-1A requires disclosure of the portfolio turnover rate provided in response to Item 13(a) for the most recent fiscal year. Since the Fund has not yet commenced operations, please remove the expected portfolio turnover rate from this section and consider including it in the principal strategy section instead. This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Response.  The filing has been revised to remove the reference to expected portfolio turnover rate.
7.
Comment.  The name of the Fieldstone Merlin Dynamic Large Cap Growth ETF contains terms that implicate Rule 35d-1 of the Investment Company Act of 1940. Accordingly, the Fund must invest 80% of its net assets, plus any borrowings for investment purposes, in large-capitalization companies. Please disclose in the Principal Investment Strategies section a policy that complies with Rule 35d-1. Please also clarify what is meant by "large cap growth firms" in the first sentence of the Principal Investment Strategies section.

Response.  The filing has been revised as requested.
8.
Comment.  Since "Growth" is used in the Fund name, please explain in plain English how the Fund intends to employ a growth strategy. Please also consider including a corresponding risk factor in the Principal Investment Risk section.

Response.  The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

9.
Comment.  In the first paragraph of the Principal Investment Strategies section, specifically describe what constitutes "highly profitable". Also rephrase "trades at an attractive valuation relative to its expected earnings growth" in plain English.

Response.  The filing has been revised as requested.
10.
Comment.  The Registrant notes that all holdings will be individual US-listed equity securities but has several foreign investment-specific risks in the Principal Risks section. Please reconcile these discrepancies.

Response.  The filing has been revised as requested.
11.
Comment.  The Registrant considers a company to be a large capitalization company if it has a market capitalization of more than $5 billion. Explain supplementally why the Registrant considers a company with a market capitalization of more than $5 billion to be a large capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use $5 billion? See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response.  The Registrant has revised the disclosure to reflect that it considers large capitalization companies to include companies with market capitalizations, at the time of purchase, within the market capitalization range of any stock in the Russell 1000® Index.
12.	Comment. Please explain how Merlin determines what sectors are "most attractive."
Response.  The filing has been revised as requested.
13.
Comment.  The last sentence of the second paragraph states that "Merlin expects to periodically rebalance the portfolio." As the Fund is not an index fund, please explain what is meant by "rebalancing" in this context. Since the Fund is an actively managed fund, please consider disclosing instead how Merlin determines when to buy and sell securities.

Response.  The filing has been revised as requested.
14.
Comment.  Concentration Risk is listed as a principal risk of the Fund, however the Fund has a fundamental policy not to concentrate, as disclosed in the SAI. Please reconcile this discrepancy. If the Fund will concentrate in a particular industry or group of industries, please disclose in the Principal Investment Strategies section.

Response.  The filing has been revised by deleting the risk disclosure.
15.
Comment.  Geographic Risk is listed as a principal risk of the Fund. Please disclose if the Fund is exposed to any particular geographic area. Please only include risks that are principal risks to the Fund and are tailored specifically to this Fund.

Response.  The filing has been revised by deleting the risk disclosure.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

16.
Comment.  If investing in the Industrials Sector or the Materials Sector is a principal investment strategy of the fund, please include in the Principal Investment Strategies section. If not, consider if either is a principal risk.

Response.  The filing has been revised by deleting the risk disclosures.
17.
Comment. The disclosure states under Investment Exposure Risk that Merlin will not "take defensive positions under any market conditions, including declining markets." Please reconcile this disclosure with that on page 45 under Secondary Investment Strategies, which states that each Fund may invest in money market instruments or other short-term fixed income instruments as part of a temporary defensive strategy to protect against temporary market declines.

Response.  The filing has been revised to reflect that only the Merlin ETF will not take defensive positions.
18.
Comment. Value Securities Risk is listed as a principal risk of the Fund. Please disclose in the Principal Investment Strategies section that investing in value securities is a principal strategy; otherwise, please remove this risk.

Response.  The filing has been revised by deleting the risk disclosure.
19.
Comment. Please include the narrative required by Item 4(b)(2)(i). This comment applies to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF, as well.

Response. The filing has been revised as requested.
20.	Comment. As Fieldstone is included in the Fund name, please explain in correspondence Fieldstone's relationship to the Fund.
Response. Fieldstone is a marketing brand utilized by the Sub-Advisers.
21.	Comment. Consider using the format utilized in the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF prospectuses for this Fund as well.
Response.  The filing has been revised as requested.
22.	Comment. Please also include disclosure that distributions may be taxed upon withdrawal from a tax deferred account.
Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

23.	Comment. Confirm that if acquired fund fees and expenses are greater than 0.01% that they are included in the Annual Fund Operating Expenses table.
Response. The Registrant confirms that if acquired fund fees and expenses are greater than 0.01% they are included in the Annual Fund Operating Expenses table of each of the three ETFs.
25.
Comment. Please move the first sentence of the seventh paragraph under Principal Investment Strategies to the beginning of the section as it provides a clear overview of the Fund's main strategy. We note that the Fund's 80% test refers to bonds, while other parts of the disclosure refer to "investing principally in debt securities of any kind" and investing "primarily in fixed income and other income-producing instruments." Please use consistent terminology. Please also note that for the purposes of Rule 35d-1, the Fund's 80% test may be based on the term fixed income, rather than bonds.

Response. The filing has been revised as requested.
26.
Comment. The Registrant states that the "portfolio will be composed of U.S. and multinational paper rated BB or better and investment grade mortgages, but with a mandate to invest up to 20% of the assets without constraints." Please clarify whether this means that 20% of assets will be invested in debt securities without constraints on the debt security's rating or whether the phrase "without constraints" refers to the Fund's ability to invest 20% in any type of asset. Please also ensure that this disclosure is consistent with the later discussion of the 20% bucket.

Response. The filing has been revised as requested.
27.
Comment. The Registrant states in the first paragraph that it will invest in "investment grade mortgages." Please clarify whether the Fund will invest directly in mortgages or whether this should refer instead to mortgage-backed securities. The second paragraph states that the "Fund may invest without limit in mortgage-backed securities of any maturity or type" and describes various types of mortgage-backed securities, while the fourth paragraph refers to "mortgage-backed assets." Please clarify what investments are included in the term "mortgage-backed assets."

Response. The filing has been revised as requested.
28.	Comment. The second paragraph states that "the Sub-Adviser considers preferred stock to meet the definition of debt securities." Please explain in correspondence your basis for this position.
Response. The filing has been revised by deleting this sentence.
29.
Comment. Please disclose which specific derivatives the Fund will be using on p. 9 and what the specific purpose of using each derivative is. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

30.	Comment. Consider using consistent language for the introductory paragraph for each Fund's Principal Risks section.
Response. The filing has been revised as requested.
31.
Comment. Item 4 risk disclosure should provide a summary of principal risks. Please consider revising "Loan Risk" to a more appropriate summary format and move additional disclosure to the Item 9 Principal Risk's section. Please also ensure that all types of loans in which the Fund intends to invest are described in the strategy section. For example, the risk disclosure includes references to senior loans, which are not discussed in the strategy section.

Response. The filing has been revised as requested.
32.
Comment. Convertible Securities Risk is listed as a principal risk of the Fund. Please disclose in the Principal Investment Strategies section that investing in convertible securities is a principal strategy; otherwise, please remove this risk.

Response. The filing has been revised by removing the risk disclosure.
33.
Comment. Universal Value Advisors is a newly registered investment adviser firm. Consider adding a new advisor risk factor as a principal risk of the Fund. This comment applies to the Fieldstone UVA Dividend Growth ETF, as well.

Response. The filing has been revised as requested.
34.	Comment. The Registrant notes that the Fund may invest in affiliated funds. Please consider if the Affiliated Fund Risk disclosed in Item 9 should also be included in the Fund's Item 4 disclosure.
Response. The filing has been revised as requested.
35.
Comment. On page 15, the Registrant notes that Robert Barone and Joshua Barone have managed the Fund since January 2017. Please update this date to the month and year the Fund will begin operating. This comment applies to the Fieldstone UVA Dividend Growth ETF, as well.

Response. The filing has been revised by deleting the language referencing when Robert Barone and Joshua Barone began managing the Funds.
36.
Comment. Please consider using a consistent approach for the Tax Information section for each prospectus. Please note if the Fund intends to make distributions. Please consider including disclosure that distributions made to tax-deferred accounts are not taxed and that such distributions may be taxed upon withdrawal from the account.

Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

37.
Comment. The name of the Fieldstone UVA Dividend Growth ETF contains a term that implicates Rule 35d-1. Accordingly, the Fund must invest 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying securities. Please disclose in the Principal Investment Strategies section a policy that complies with Rule 35d-1. Please also describe how the Fund defines a "dividend paying security".

Response. The filing has been revised as requested.
38.
Comment. The Registrant notes that the Sub-Adviser to the Fund subscribes to a "modified Graham and Dodd approach to investing". The Graham and Dodd approach to investing is value investing, however the name of this Fund suggests it is a growth fund. Explain how this is not misleading to investors. In addition, as the word "growth" is in the name of the Fund, please explain in the strategy section how the Fund pursues this strategy.

Response. The name of the Fieldstone UVA Dividend Growth Fund has been revised to the Fieldstone UVA Dividend Value Fund.
39.	Comment. The Registrant notes that "most assets will be invested in common stocks". Please clarify if these are dividend paying stocks as the Fund name suggests they would be.
The Item 4 principal investment strategies should provide a summary of the Fund's principal investment strategies. Whether a particular strategy is a principal investment strategy depends on the strategy's anticipated importance in achieving the fund's investment objectives, and how the strategy affects the fund's potential risks and returns. See Items 4(a) and 9(b) of Form N-1A and the instructions thereto. Please revise the disclosure so that it is a summary of the Fund's principal strategies. More detailed explanations of each strategy and investment type can be included under Item 9. In addition, please revise this section for plain English and remove any redundant language and concepts.
Response. The filing has been revised as requested.
40.
Comment. The first paragraph under the Principal Investment Strategies section notes that the "Sub-Adviser's investment philosophy starts with a deep understanding of macroeconomic trends…" Please substantiate what is meant by having a deep understanding.

Response. The filing has been revised as requested.
41.	Comment. When the Sub-Adviser sets geographic, industry and sector parameters for investing, is there a certain number or range of securities in that universe?
Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

42.
Comment. When pinpointing "the most undervalued investment opportunities in the market" is the Registrant referencing the market as a whole or as the universe defined by setting the "geographic, industry and sector parameters for investing"?

Response. The filing has been revised as requested.
43.	Comment. The Registrant notes that the Fund invests in convertible securities. Please disclose whether the Fund will invest in contingent convertible securities.
Response. The Fund does not intend to invest in contingent convertible securities.
44.	Comment. The Registrant notes that investment in hybrid instruments is limited to 5%. Are convertible securities considered hybrid instruments for the purpose of this limit?
Response. Convertible securities are included as hybrid instruments for purposes of the 5% test.
45.
Comment. The disclosure states that the "Fund will be 85-99% invested in common stocks, with the remaining 1-15% invested in cash." This suggests that the Fund will only invest in common stocks and cash. Please explain how this is consistent with the disclosure about the Fund's ability to invest in derivatives, convertible securities, hybrid securities, and investment companies, among other things.

Response. The filing has been revised by deleting the referenced language.
46.	Comment. In the table included on page 21, please clarify whether the "typical weight" column refers to how the Fund intends to weight each sector.
Response. The filing has been revised as requested.
47.
Comment. In the Principal Investment Strategies section the Registrant notes that Fund will be investing in "both domestic and foreign securities". If this is the case, please include relevant corresponding foreign investment risks.

Response. The filing has been revised as requested.
48.
Comment. For the "Hedging Transactions" risk, either delete or move the first sentence which does not describe a risk. Also, consider adding "Risk" to the heading for consistency with the style used for other risk factors.

Response. The filing has been revised as requested.
49.
Comment. The Registrant lists nine sector risks in the Principal Risks sections. Please consider if all of these sector risks are primary risks of the Fund. If not, please move them to the Item 9 disclosure or remove entirely, as appropriate.

Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

50.
Comment. Please consider using a consistent approach for the Tax Information section for each prospectus. Please note if the Fund intends to make distributions. Please consider including disclosure that distributions made to tax-deferred accounts are not taxed and that such distributions may be taxed upon withdrawal from the account.

Response. The filing has been revised as requested.
51.
Comment. The first paragraph refers to the Sub-Adviser as Universal Value Advisors, however the summary prospectuses list the Sub-Adviser as "Fieldstone Financial/Universal Value Advisors." Please clarify the exact name of this Sub-Adviser.

Response. The filing has been revised as requested.
52.
Comment. As this section relates to all three Funds, please revise the language to refer to the "Funds" or, if there are risks that only apply to one or two of the Funds, clarify to which Fund the risk applies. For example, Investment Exposure Risk includes a reference to Merlin, which only sub-advises the Fieldstone Merlin Dynamic Large Cap Growth ETF.

Response. The filing has been revised as requested.
53.
Comment. The Registrant notes that investments in ADRs are a risk of investing in the funds. If investing in ADRs is a principal investment strategy for any of the Funds, please include in Item 4 disclosure. In the discussion of the ADR Risk, the Registrant refers to the "MAM investment process". Please define this term.

Response. The filing has been revised as requested.
54.
Comment. The disclosure in Affiliated Fund Risk refers to the Sub-Adviser. As this prospectus covers three Funds advised by two Sub-Advisers, please clarify to which Sub-Adviser this disclosure refers. This comment applies to other parts of the prospectus as well, for example, Liquidity Risk.

Response. The filing has been revised as requested.
55.	Comment. Please review the Mortgage- and Asset-Backed Securities Risk disclosure and confirm disclosure is current with respect to current market trends, particular with regards to the housing market.
Response. The filing has been revised as requested.
56.	Comment. Please review the Risk of Investing in Developed Countries disclosure and update to reflect more current financial market conditions.
Response. The filing has been revised as requested.
57.	Comment. Consider removing risks from this section that already are listed as principal risks or additional risks earlier in the prospectus.
Response. The filing has been revised as requested.

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

58.	Comment. In the discussion of Michael Obuchowski's experience, please clarify what is meant by "with the most recent GIPS track record starting at the end of 2012".
Response. The filing has been revised by deleting the referenced language.
59.	Comment. With respect to the experience of each Portfolio Manager, please include the dates associated with the various positions each Portfolio Manager held.
Response. The filing has been revised as requested.
60.
Comment. The Registrant notes in brackets that there is a minimum investment of $10,000 to invest in the Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF. As disclosure on the next page indicates that shares may only be acquired from the Fund in 50,000 share creation units, this disclosure is unsound. If this disclosure will remain, please explain the basis for this disclosure.

Response. The filing has been revised by deleting the reference to a minimum investment.
61.
Comment. The Registrant discloses the income dividend distribution schedule. Consider moving this discussion to the Summary Prospectus for the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF.

Response. The filing has been revised as requested.
62.	Comment. Confirm that the Trust has received its exemptive order.
Response. The Registrant has received its exemptive order (Investment Company Act Release Nos. 32568 (Mar. 22, 2017) (notice) and 32601 (Apr. 18, 2017) (order)).
63.	Comment. The Registrant lists five Rule 35d-1 80% policies on page 4. Please specify which Fund each policy relates to and remove any 80% policies that are not related to the Funds in this SAI.
Response. The filing has been revised as requested.
64.
Comment. The Registrant is filing a "Distribution Plan under Rule 12b-1 for the Fieldstone Merlin Dynamic Large Cap Growth ETF". Please disclose any amounts payable under a 12b-1 plan in the fee table and under Item 12, if applicable.

Response. The filing has been revised to delete this reference.
* * *

Ms. Younis
 Securities and Exchange Commission
April 20, 2017

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 252.984.3802.  Thank you in advance for your consideration.
Sincerely,

/s/ Matthew Beck

Matthew Beck